UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Standard & Poor’s has disclosed on April, 30th 2012 the modification of BBVA’s rating, as follows:

•	Issuer and Senior debt ratings: BBB+ from A. Outlook Negative

•	Short term Issuer Rating: A-2 from A-1

•	Non-deferrable Subordinated Debt: BBB from BBB+. Placed on Credit Watch with negative implications.

•	Tier 1 hybrid notes: BB+ from BBB-. Placed on Credit Watch with negative implications.

Madrid, April 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

	By.	/s/ María Jesús Arribas de Paz
Date: April 30, 2012	Name:	María Jesús Arribas de Paz
	Title:	Authorized representative